SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,

March  2007

Commission File Number

000-52299

Northern Peru Copper Corp.

(Translation of registrant’s name into English)

Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	☒	Form 40-F

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No

  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

EXPLANATORY NOTE

Northern Peru Copper Corp. (the “Company”) filed a registration statement on Form 20-F on November 6, 2006 in order  to register its common shares under Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”).  The Form 20-F automatically became effective 60 days after its filing date.  Subsequent to the Company’s Form 20-F becoming effective, the Company determined that it was required to amend its Annual Information Form for the year ended June 30, 2006, its Management Discussion and Analysis for the year ended June 30, 2006 and its Management Discussion and Analysis for the Three Months Ended September 30, 2006 (collectively, the “Amended Documents”). Although these reports relate to periods prior to the date that the Company became a registrant under the Exchange Act, the Company is now required to furnish reports pursuant to Rule 13a-16 under the Exchange Act, and as a result, is now furnishing the Amended Documents as set forth herein.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

Exhibit 99.1	Amended and Restated Annual Information Form for the Year Ended June 30, 2006.
Exhibit 99.2	Amended and Restated MD&A for the Year Ended June 30, 2006.
Exhibit 99.3	Amended and Restated MD&A for the Three Months Ended September 30, 2006.
Exhibit 99.4	Press Release, dated March 16, 2007.
Exhibit 99.5	Material Change Report, dated March 16, 2007.
Exhibit 99.6	Prefeasibility Study for the El Galeno Project revised as of March 16, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN PERU COPPER CORP.
(Registrant)

Date:	March 19, 2007	By:	/s/ Marshall Koval
			Name:	Marshall Koval
			Title:	President and Chief Executive Officer